B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended March 31, 2026

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 6, 2026 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2026, and the annual consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2025. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IAS 34"). The unaudited condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis.

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR+ at www.sedarplus.ca.

OVERVIEW
B2Gold is a Vancouver-based gold producer with four operating mines: the Fekola Mine in Mali, the Goose Mine in Canada, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also holds an approximately 29% interest in Versamet Royalties Corporation ("Versamet") and a portfolio of exploration and development projects in a number of countries including Canada, Mali, Colombia and Kazakhstan.

Summary

Consolidated gold revenue for the first quarter of 2026 was $1.16 billion on sales of 276,346 ounces at an average price of $4,193 per ounce compared to $0.53 billion on sales of 183,998 ounces at an average price of $2,892 per ounce in the first quarter of 2025. The increase in gold revenue of 118% ($0.63 billion) was attributable to a 45% increase in average realized gold price and a 50% increase in gold ounces sold due to higher production (including production from the Goose Mine) and a draw down of year-end inventory at the Fekola Mine. Consolidated gold revenue for the first quarter of 2026 includes $145 million ($2,195 per ounce sold) related to the delivery of 66,192 ounces under the Company’s series of prepaid gold sales (the "Gold Prepay") obligations. Revenues received under the Gold Prepay contracts, entered into in January 2024, were initially deferred and are being recognized upon delivery of the underlying contract gold ounces over the period from July 2025 to June 2026.

For the first quarter of 2026, consolidated gold production was 237,763 ounces, 7% (14,900 ounces) higher than budget and 23% (45,011 ounces) higher compared to the first quarter of 2025. For the first quarter of 2026, production from the Fekola, Goose, Masbate and Otjikoto mines were 10% (10,203 ounces), 4% (1,551 ounces), 15% (6,820 ounces) and 10% (2,279 ounces) higher than budget, respectively (refer to "Review of Mining Operations and Development Projects" section below).

For the first quarter of 2026, consolidated cash operating costs1 were $1,005 per gold ounce produced ($846 per gold ounce sold), $206 (17%) lower than budget but $173 (21%) per gold ounce produced higher than the first quarter of 2025. Cash operating costs per ounce produced for the first quarter of 2026 were lower than budget mainly as a result of higher than budgeted gold production.

Consolidated all-in sustaining costs2 for the first quarter of 2026, were $1,964 per gold ounce sold compared to budget of $2,728 per gold ounce sold and $1,533 per gold ounce sold for the first quarter of 2025. Consolidated all-in sustaining costs for the first quarter of 2026 were below budget as a result of lower than budgeted production costs, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures. The lower sustaining capital expenditures were mainly a result of timing of expenditures and the majority of expenditures are expected to be caught up by the end of 2026.

The Company's operations continue to maintain normal levels of fuel supplies despite global challenges. Fuel supply at the Fekola Complex in Mali has been uninterrupted and remains at normal levels. The Company is in the process of expanding the Fekola Mine's diesel storage capabilities by approximately 20%. The fuel supply at the Goose Mine in Nunavut for 2026 was purchased during the third quarter of 2025 and delivery down the winter ice road was completed in April 2026. For the Masbate Mine in the Philippines, the Company has been able secure a guaranteed supply contract for the next three months. The Otjikoto Mine in Namibia draws power from the national grid and has significantly decreased its diesel consumption with the move to underground mining in the fourth quarter of 2025. The Company's solar projects at the Fekola, Masbate and Otjikoto mine's provide these operations with a source of power that is not impacted by changes in fuel prices. The Company has approximately 36% of its remaining 2026 fuel needs hedged at or below budget prices.

Consolidated gold production for 2026 is expected to be between 820,000 and 970,000 ounces. Consolidated cash operating cost guidance for the Fekola Complex, Masbate Mine, Goose Mine and Otjikoto Mine for 2026 is forecast to be between $1,155 and $1,280 per gold ounce and consolidated all-in sustaining cost guidance for the Fekola Complex, Masbate Mine, Goose Mine and Otjikoto Mine for 2026 is forecast to be between $2,400 and $2,580 per gold ounce, reflecting an investment in deferred stripping at the Fekola Mine and continued ramp-up of production at the Goose Mine. Consolidated all-in sustaining cost guidance is based on an assumed realised gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $485 million or approximately $525 per ounce sold. Each $100 per ounce change in the gold price is expected to impact consolidated all-in sustaining costs per ounce sold by approximately $12 per ounce.

For the first quarter of 2026, the Company generated net income of $206 million compared to a net income of $63 million in the first quarter of 2025, including net income attributable to the shareholders of the Company of $200 million ($0.15 per share) in the first quarter of 2026 compared to net income attributable to the shareholders of the Company of $58 million ($0.04 per share) in the first quarter of 2025. Adjusted net income attributable to the shareholders of the Company (refer to "Non-IFRS Measures") for the first quarter of 2026 was $260 million ($0.19 per share) compared to adjusted net income of $122 million ($0.09 per share) in the first quarter of 2025. Adjusted net income in the first quarter of 2026 excluded a gain on dilution of an investment in associate of $24 million, a loss on change in fair value of the gold stream obligation of $19 million and unrealized gains on derivative instruments of $17 million.
1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

Cash flow provided by operating activities was $539 million in the first quarter of 2026 compared to $179 million in the first quarter of 2025, an increase of $361 million due mainly to higher gold revenues partially offset by higher total production costs as a result of higher gold ounces sold in the first quarter of 2026. Cash income and withholding tax payments in the first quarter of 2026 totalled $31 million (first quarter of 2025 - $55 million). Cash income and withholding tax payments are expected to increase significantly in the second quarter of 2026 when final 2025 tax obligations are settled for the Masbate Mine and the Fekola Mine (including the State of Mali 20% priority dividend). Assuming an average gold price of $5,000 per ounce for 2026, total cash payments for current income tax, withholding and other taxes in 2026 are expected to be approximately $690 million, including estimated withholding taxes of $115 million on repatriation of funds through dividends from operating sites.

Free cash flow3 for the first quarter of 2026 was $362 million compared to negative free cash flow of $7 million in the first quarter of 2025, an increase of $369 million due to higher cash flow provided by operating activities as a result of higher gold revenues and lower capital expenditures incurred due to lower capital expenditures at the Goose Mine following the declaration of commercial production at the start of the fourth quarter of 2025.

B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2026, the Company had cash and cash equivalents of $479 million (December 31, 2025 - $380 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $171 million (December 31, 2025 - $68 million). During the first quarter of 2026, the Company repaid a net $75 million on the Company's $800 million revolving credit facility ("RCF"), leaving $725 million remaining available for future draw downs. Subsequent to March 31, 2026, on April 24, 2026, the Company repaid the full outstanding $75 million balance on the RCF.

In the first quarter of 2026, the Company’s Board of Directors ("Board") declared a quarterly cash dividend of $0.02 per common share each (or an expected $0.08 per share on an annualized basis). The declaration and payment of future quarterly dividends remains at the sole discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

On February 23, 2026, the Company announced that, as part of the Company’s leadership succession planning, Mr. Clive Johnson has decided to retire from his role as President, Chief Executive Officer (“CEO”) and Director of the Company at the Annual General Meeting of the Company scheduled to be held on June 4, 2026. The Board of Directors has named Mike Cinnamond, Senior Vice President, Finance and Chief Financial Officer of B2Gold, to succeed Mr. Johnson as President and CEO effective June 4, 2026. Mr. Cinnamond will also replace Mr. Johnson on the Board of Directors. Michael McDonald, Vice President, Investor Relations, Corporate Development & Treasury, will succeed Mike Cinnamond as Chief Financial Officer of the Company effective June 4, 2026.

On April 1, 2026, the Company announced that the Toronto Stock Exchange accepted the notice of the Company’s intention to renew its normal course issuer bid, which became effective on April 3, 2026 and will expire no later than April 2, 2027. The normal course issuer bid allows the Company to purchase up to 10% of its issued and outstanding common shares during the period. During the first quarter of 2026, the Company bought back 16 million shares for $80 million under the normal course issuer bid. Subsequent to March 31, 2026, the Company repurchased and cancelled an additional 4 million common shares for $18 million.

On April 17, 2026, the Company announced that a fire had occurred in certain areas of the crushing circuit at the Goose Mine in the evening of April 16, 2026. No injuries were reported and no medical treatment was required related to the fire. The fire damage was localized to the crushing circuit area. There was no damage or impact to the mill or power facility. A preliminary revised mill processing plan has been developed for the second quarter of 2026 based on the use of the existing mobile crushers to feed crushed ore directly to the fine ore stockpile while repairs to the crushing circuit related to the fire are completed. An additional mobile crusher has been sourced and is expected to be transported to site in the second quarter of 2026 to supplement the existing mobile crushers currently at the Goose Mine. The Company estimates that repairs will be completed in the third quarter of 2026 at a cost of approximately $7 million.

These repairs will coincide with first phase of the upgrades to the Goose Mine crushing circuit comprised of the previously announced addition of a run-of-mine bin and apron feeder, plus a new larger jaw crusher and rock breaker. These repairs are scheduled to be implemented in the third quarter of 2026. The total cost of the first phase of crushing circuit upgrades is expected to be approximately $11 million. B2Gold reiterates its previously disclosed estimate that the Goose Mine crushing circuit will be able to operate at an average daily capacity of approximately 3,200 tonnes per day by the end of the third quarter of 2026, as a result of the first phase of upgrades. Additionally, based on the studies conducted to date, the Company has identified a second phase of crushing circuit upgrades, that are scheduled to be implemented in the first half of 2027, in order to increase the name-plate capacity of the crushing circuit and enable it to run at an average rate of 4,000 tonnes per day. The total cost of the second phase of crushing circuit upgrades is anticipated to be between $20 million and $30 million, which will be further refined upon completion of detailed engineering that is already underway. The second phase of crusher upgrades include the installation of larger cone crushers, additional surge bins and feeders to optimize crusher performance and upgraded conveyors to support higher throughput. Upon completion of the first and second phase of the crusher upgrades noted above,
3 “Free cash flow” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

the Company expects crushing capacity will be increased to an average of 4,000 tonnes per day by the end of the first half of 2027.

On April 23, 2026, the Company announced that it had completed the sale of its 70% interest in Fingold Ventures Ltd., which holds several claims in Northern Finland, in exchange for $325 million in cash. In addition, B2Gold and Agnico Eagle Mines Limited have agreed to enter into a collaboration agreement related to their respective gold mining operations located in Nunavut, Canada. The Nunavut Collaboration Agreement is expected to establish a framework for the two companies to share operational knowledge and best practices across key areas, including mining and processing operations in arctic environments, logistics and procurement, operational planning, exploration planning, human resources, health and safety and environmental management. The Nunavut Collaboration Agreement is intended to enhance operational effectiveness while supporting responsible mining in Nunavut, reflecting both companies’ shared commitment to continuous improvement, sustainability and constructive engagement and partnership with local communities and stakeholders.
REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended
	March 31,
	2026	2025

Gold revenue ($ in thousands)	1,158,655	532,107
Net income ($ in thousands)	205,550	62,564
Earnings per share – basic(1) ($/ share)	0.15	0.04
Earnings per share – diluted(1) ($/ share)	0.14	0.04
Cash provided by operating activities ($ thousands)	539,481	178,788
Average realized gold price ($/ ounce)	4,193	2,892
Adjusted net income(1)(2) ($ in thousands)	259,877	121,850
Adjusted earnings per share(1)(2) – basic ($)	0.19	0.09
Free cash flow(2) ($ in thousands)	361,800	(6,925)
Consolidated operations results:
Gold sold (ounces)	276,346	183,998
Gold produced (ounces)	237,763	192,752
Production costs ($ in thousands)	233,838	161,994
Cash operating costs(2) ($/ gold ounce sold)	846	880
Cash operating costs(2) ($/ gold ounce produced)	1,005	832
Total cash costs(2) ($/ gold ounce sold)	1,403	1,113
All-in sustaining costs(2) ($/ gold ounce sold)	1,964	1,533
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
First quarter 2026 and 2025
Revenue

Consolidated gold revenue for the first quarter of 2026 was $1.16 billion on sales of 276,346 ounces at an average price of $4,193 per ounce compared to $0.53 billion on sales of 183,998 ounces at an average price of $2,892 per ounce in the first quarter of 2025. The increase in gold revenue of 118% ($0.63 billion) was attributable to a 45% increase in average realized gold price and a 50% increase in gold ounces sold due to higher production (including production from the Goose Mine) and a draw down of year-end inventory at the Fekola Mine. Consolidated gold revenue for the first quarter of 2026 includes $145 million ($2,195 per ounce sold) related to the delivery of 66,192 ounces under the Company’s Gold Prepay obligations. Commencing on July 31, 2025, the Company started delivery of ounces under its Gold Prepay obligations which require the Company to deliver 22,064 ounces per month until June 2026 to satisfy delivery of the total Gold Prepay obligation of 264,768 ounces in full. During this period, revenue recognized for the Gold Prepay ounces will total $580 million, reflecting the average gold forward price of $2,191 per ounce realized at the inception of the Gold Prepay. The ounces to be delivered may be sourced from any of the Company’s operations.

In the first quarter of 2026, the Fekola Mine accounted for $0.73 billion (first quarter of 2025 - $0.25 billion) of gold revenue from the sale of 152,356 ounces (first quarter of 2025 - 87,808 ounces), the Goose Mine accounted for $0.22 billion (first quarter of

2025 - $nil) of gold revenue from the sale of 44,445 ounces (first quarter of 2025 - nil), the Masbate Mine accounted for $0.23 billion (first quarter of 2025 - $0.13 billion) of gold revenue from the sale of 46,926 ounces (first quarter of 2025 - 44,450 ounces) and the Otjikoto Mine accounted for $0.16 billion (first quarter of 2025 - $0.15 billion) of gold revenue from the sale of 32,619 ounces (first quarter of 2025 - 51,740 ounces).

Production and operating costs

For the first quarter of 2026, consolidated gold production was 237,763 ounces, 7% (14,900 ounces) higher than budget and 23% (45,011 ounces) higher compared to the first quarter of 2025. For the first quarter of 2026, production from the Fekola, Goose, Masbate and Otjikoto mines were 10% (10,203 ounces), 4% (1,551 ounces), 15% (6,820 ounces) and 10% (2,279 ounces) higher than budget, respectively (refer to "Review of Mining Operations and Development Projects" section below).

For the first quarter of 2026, cash operating costs (refer to "Non-IFRS Measures") were $1,005 per gold ounce produced ($846 per gold ounce sold), $206 (17%) lower than budget but $173 (21%) per gold ounce produced higher than the first quarter of 2025. Cash operating costs per ounce produced for the first quarter of 2026 were lower than budget mainly as a result of higher than budgeted gold production.

Consolidated all-in sustaining costs4 for the first quarter of 2026 were $1,964 per gold ounce sold compared to budget of $2,728 per gold ounce sold and $1,533 per gold ounce sold for the first quarter of 2025. All-in sustaining costs for the first quarter of 2026 were below budget as a result of lower than budgeted production costs, higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures. The lower sustaining capital expenditures were mainly a result of timing of expenditures and the majority of expenditures are expected to be caught up by the end of 2026.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $161 million in the first quarter of 2026, which was 80% higher than the first quarter of 2025 due to 50% higher gold ounces sold first quarter of 2026, and an approximately 21% increase in the depreciation rate per gold ounce sold. Depreciation per gold ounce sold was higher due to the impact of depreciation of the Goose Mine which entered commercial production at the beginning of the fourth quarter of 2025.

Royalties and production taxes

Royalties and production taxes included in total cost of sales were $154 million for the first quarter of 2026 compared to $43 million for the first quarter of 2025. The 259% increase in royalties and production taxes was due to a 45% increase in the average realized gold price, higher sales at the Fekola Mine in first quarter of 2026, and higher revenue-based production taxes and State of Mali funds applicable to the Fekola Mine, which became effective in March 2025.

Other

General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the first quarter of 2026 was $17 million, which was 42% higher than the first quarter of 2025 due to higher salary costs, higher bank charges in Mali on cash repatriation and increased software costs.

Share-based payment expense for the first quarter of 2026 was $9 million, an increase of $3 million over the first quarter of 2025 as a result of higher expenses related to the Company's performance share unit plan.

The Company reported $10 million in foreign exchange losses for the first quarter of 2026 compared to foreign exchange gains of $7 million in the first quarter of 2025 reflecting higher losses on cash repatriation from Mali in the first quarter of 2026.

For the first quarter of 2026, other operating expenses totalled $8 million, which included $3 million for non-capital exploration and $2 million for losses on disposal of fixed assets.

The Company reported $18 million in interest and financing expense during the first quarter of 2026 which was approximately $13 million higher than first quarter of 2025 primarily due to less interest capitalized to the construction of qualifying assets in the first quarter of 2026. The Company reported interest income of $3 million in the first quarter of 2026 which was approximately in line with the first quarter of 2025.
The Company recorded losses on derivative instruments of $54 million for the first quarter of 2026 compared to $43 million in the first quarter of 2025. The losses for the first quarter of 2026 primarily consist of realized losses of $70 million and unrealized losses of $8 million on the Company's gold collars partially offset by an unrealized gain of $24 million on the Company's fuel derivatives.

4 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

The Company reported a loss on change in fair value of the gold stream obligation of $19 million for the first quarter of 2026 resulting from increases in long-term gold price assumptions compared to a loss on change in fair value of the gold stream obligation of $31 million for the first quarter of 2025.

For the first quarter of 2026, the Company recorded a net current income and other tax expense of $214 million, compared to $86 million in the first quarter of 2025, consisting of current income tax of $159 million (Q1 2025 - $69 million), the 20% priority dividend to the State of Mali of $51 million (Q1 2025 - $13 million), and withholding tax (on intercompany dividends and management fees) of $4 million (Q1 2025 - $4 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the first quarter of 2025, current tax expense in the first quarter of 2026 was $90 million higher mainly as a result of higher taxable income in the first quarter of 2026. The priority dividend was $38 million higher for the same reason. For the first quarter of 2026, the Company recorded a deferred income tax expense of $82 million compared to a deferred income tax recovery of $16 million in the first quarter of 2025. The higher deferred income tax expense in the first quarter of 2026 is due to higher temporary differences between accounting and taxable income, higher foreign exchange impacts and higher future withholding tax estimates.

For the first quarter of 2026, the Company generated net income of $206 million compared to $63 million in the first quarter of 2025, including net income attributable to the shareholders of the Company of $200 million ($0.15 per share) in the first quarter of 2026 compared to $58 million ($0.04 per share) in the first quarter of 2025. Adjusted net income attributable to the shareholders of the Company (refer to "Non-IFRS Measures") for the first quarter of 2026 was $260 million ($0.19 per share) compared to adjusted net income of $122 million ($0.09 per share) in the first quarter of 2025. Adjusted net income in the first quarter of 2026 excluded a gain on dilution of an investment in associate of $24 million, a loss on change in fair value of the gold stream obligation of $19 million and unrealized losses on derivative instruments of $17 million.

Cash flow provided by operating activities was $539 million in the first quarter of 2026 compared to cash flow provided by operating activities of $179 million in the first quarter of 2025, an increase of $361 million due mainly to higher gold revenues partially offset by higher total production costs as a result of higher gold ounces sold in the first quarter of 2026. Cash income and withholding tax payments in the first quarter of 2026 totalled $31 million (first quarter of 2025 - $55 million). Cash income and withholding tax payments are expected to increase significantly in the second quarter of 2026 when final 2025 tax obligations are settled for the Masbate Mine and the Fekola Mine (including the State of Mali 20% priority dividend). Assuming an average gold price of $5,000 per ounce for 2026, total cash payments for current income tax, withholding and other taxes in 2026 are expected to be approximately $690 million, including estimated withholding taxes of $115 million on repatriation of funds through dividends from operating sites.
REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Complex - Mali

	Three months ended
	March 31,
	2026	2025

Gold revenue ($ in thousands)	734,850	254,667
Gold sold (ounces)	152,356	87,808
Average realized gold price ($/ ounce)	4,823	2,900
Tonnes of ore milled	2,546,948	2,446,671
Grade (grams/ tonne)	1.56	1.31
Recovery (%)	91.7	91.5
Gold production (ounces)	117,450	93,805
Production costs ($ in thousands)	111,003	89,025
Cash operating costs(1) ($/ gold ounce sold)	729	1,014
Cash operating costs(1) ($/ gold ounce produced)	950	965
Total cash costs(1) ($/ gold ounce sold)	1,590	1,350
All-in sustaining costs(1) ($/ gold ounce sold)	1,955	1,937
Capital expenditures ($ in thousands)	47,085	64,003
Exploration ($ in thousands)	—	—
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal open pits and Fekola underground), owned 80% by B2Gold and 20% by the State of Mali, and Fekola Regional (Anaconda Area comprised of the consolidated Menankoto permit and the Dandoko permit), which will be owned 65% by B2Gold and 35% by the State of Mali.

Fekola Regional is located approximately 20 kilometers from the Fekola Mine. Delays in the receipt of the Fekola Regional exploitation permit resulted in no mining activity from Fekola Regional in the first quarter of 2026.

For the first quarter of 2026, production from the Fekola Mine was 117,450 ounces of gold, 10% (10,203 ounces) above budget and 25% (23,645 ounces) higher than the first quarter of 2025. Gold production was higher than budget due to higher throughput and higher than the first quarter of 2025 due to both higher throughput and higher grade. Gold sales for the first quarter of 2026 were significantly higher than production due to the timing of refinery shipments and the draw down of 2025 year-end inventory levels. For the first quarter of 2026, mill feed grade was 1.56 grams per tonne ("g/t") compared to budget of 1.66 g/t and 1.31 g/t in the first quarter of 2025; mill throughput was 2.55 million tonnes compared to budget of 2.18 million tonnes and 2.45 million tonnes in the first quarter of 2025; and gold recovery averaged 91.7% compared to budget of 92.0% and 91.5% in the first quarter of 2025.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2026 were $950 per ounce produced ($729 per gold ounce sold) compared to a budget of $953 per ounce produced and $965 per ounce produced for the first quarter of 2025. Cash operating costs per ounce produced for the first quarter of 2026 were approximately in line with budget as higher than budgeted gold production was mostly offset by higher than budgeted mining costs resulting from changes in the mining sequence. Compared to the first quarter of 2025, cash operating costs per ounce produced for the first quarter of 2026 were $15 (2%) lower due primarily to higher gold production in the first quarter of 2026 compared to the first quarter of 2025.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2026 were $1,955 per gold ounce sold compared to a budget of $2,509 per gold ounce sold and $1,937 per gold ounce sold in the first quarter of 2025. All-in sustaining costs for the first quarter of 2026 were $554 (22%) per gold ounce sold lower than budget due to higher gold ounces sold (42% or 45,109 ounces higher), lower than budgeted sustaining capital expenditures and a slightly lower than budgeted royalties expense per ounce sold due to a lower than budgeted realized gold price. The lower sustaining capital expenditures for the first quarter of 2026 were mainly a result of timing of expenditures and are expected to be incurred later in 2026.

Capital expenditures for the Fekola Mine in the first quarter of 2026 totalled $47 million primarily consisting of $25 million for deferred stripping, $9 million for mobile equipment rebuilds and $5 million for Fekola underground development. Capital expenditures for Fekola Regional in the first quarter of 2026 totalled $16 million, primarily related to mobile equipment purchases.

The Fekola Complex is expected to produce between 410,000 and 460,000 ounces of gold in 2026 at cash operating costs of between $1,060 and $1,160 per ounce produced and all-in sustaining costs of between $2,670 and $2,820 per ounce sold. Fekola Regional is budgeted to contribute between 60,000 and 80,000 ounces to the Fekola Complex gold production in 2026 through the trucking of open pit ore to the Fekola mill, once the exploitation permit has been received. The Company expects to meet the Fekola Complex production guidance range for the year, provided that an exploitation permit for Fekola Regional is received by June 30, 2026. All-in sustaining cost guidance for the Fekola Complex is based on an assumed realised gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $410 million or approximately $910 per ounce sold. Each $100 per ounce change in the gold price is expected to impact the Fekola Complex all-in sustaining costs by approximately $23 per ounce.

Goose Mine - Canada

	Three months ended
	March 31,
	2026	2025

Gold revenue ($ in thousands)	219,527	—
Gold sold (ounces)	44,445	—
Average realized gold price ($/ ounce)	4,939	—
Tonnes of ore milled	180,184	—
Grade (grams/ tonne)	7.92	—
Recovery (%)	93.5	—
Gold production (ounces)	42,876	—
Production costs ($ in thousands)	64,278	—
Cash operating costs(1) ($/ gold ounce sold)	1,446	—
Cash operating costs(1) ($/ gold ounce produced)	1,653	—
Total cash costs(1) ($/ gold ounce sold)	1,540	—
All-in sustaining costs(1) ($/ gold ounce sold)	2,806	—
Capital expenditures ($ in thousands)	70,675	—
Exploration ($ in thousands)	6,418	—
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Back River Gold District in Canada consists of eleven mineral claims blocks along an 80 kilometre belt and contains the most advanced project in the district, the 100% owned Goose Mine.

B2Gold acknowledges our partner the Kitikmeot Inuit Association (“KIA”), who has played a critical role for many years to ensure the development of a successful gold mining operation at the Goose Mine. Respect and collaboration with the KIA is central to the license to operate in the Back River Gold District and the Company will continue to prioritize developing the District in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities. With its significant gold resource endowment, the Back River Gold District is expected to be a large, long life mining complex.

For the first quarter of 2026, production from the Goose Mine was 42,876 ounces of gold, 4% (1,551 ounces) above budget. Gold production in the first quarter was higher than budget as a result of higher than budget ore grade and higher gold recovery which more than offset lower than budget mill throughput. For the first quarter of 2026, mill feed grade was 7.92 g/t compared to budget of 6.42 g/t; mill throughput was 0.18 million tonnes compared to budget of 0.22 million tonnes; and gold recovery averaged 93.5% compared to budget of 92.5%.

The Goose Mine's cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2026 were $1,653 per gold ounce produced ($1,446 per gold ounce sold), compared to budget of $1,972 per ounce produced. Cash operating costs per ounce produced for the first quarter of 2026 were lower than budget due to lower than budget underground mining costs and site general costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2026 were $2,806 per gold ounce sold compared to a budget of $3,887 per gold ounce sold. All-in sustaining costs for the first quarter of 2026 were $1,081 (28%) per gold ounce sold lower than budget due to higher gold ounces sold and lower than budgeted sustaining capital expenditures. The lower sustaining capital expenditures for the first quarter of 2026 were mainly a result of timing of expenditures and are expected to be incurred later in 2026. Higher than budgeted gold ounces sold in the first quarter of 2026 were the result of both higher production and shipment timing.

Capital expenditures in the first quarter of 2026 totalled $71 million primarily consisting of $23 million for ongoing site construction activities, $17 million for deferred stripping, $10 million for Umwelt underground development, $11 million for site infrastructure and civil projects, and approximately $3 million for mobile equipment purchases.

On April 17, 2026, the Company announced that a fire had occurred in certain areas of the crushing circuit at the Goose Mine in the evening of April 16, 2026. No injuries were reported and no medical treatment was required related to the fire. The fire damage was localized to the crushing circuit area. There was no damage or impact to the mill or power facility. A preliminary revised mill processing plan has been developed for the second quarter of 2026 based on the use of the existing mobile crushers to feed crushed ore directly to the fine ore stockpile while repairs to the crushing circuit related to the fire are completed. An additional mobile crusher has been sourced and is expected to be transported to site in the second quarter of 2026 to supplement the existing mobile crushers currently at the Goose Mine. The Company estimates that repairs will be completed in the third quarter of 2026 at a cost of approximately $7 million.

These repairs will coincide with first phase of the upgrades to the Goose Mine crushing circuit comprised of the previously announced addition of a run-of-mine bin and apron feeder, plus a new larger jaw crusher and rock breaker. These repairs are scheduled to be implemented in the third quarter of 2026. The total cost of the first phase of crushing circuit upgrades is expected to be approximately $11 million. B2Gold reiterates its previously disclosed estimate that the Goose Mine crushing circuit will be able to operate at an average daily capacity of approximately 3,200 tonnes per day by the end of the third quarter of 2026, as a result of the first phase of upgrades. Additionally, based on the studies conducted to date, the Company has identified a second phase of crushing circuit upgrades, that are scheduled to be implemented in the first half of 2027, in order to increase the name-plate capacity of the crushing circuit and enable it to run at an average rate of 4,000 tonnes per day. The total cost of the second phase of crushing circuit upgrades is anticipated to be between $20 million and $30 million, which will be further refined upon completion of detailed engineering that is already underway. The second phase of crusher upgrades include the installation of larger cone crushers, additional surge bins and feeders to optimize crusher performance and upgraded conveyors to support higher throughput.

The Goose Mine in Canada is expected to produce between 170,000 and 230,000 ounces of gold in 2026, at cash operating costs of between $1,610 and $1,810 per ounce and all-in sustaining costs of between $2,670 and $2,970 per ounce. All-in sustaining cost guidance for the Goose Mine is based on an assumed realized gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $16 million, or approximately $75 per ounce sold. Due to the impact to the crushing circuit related to the fire, production in the second quarter is expected to continue at a lower level than previously anticipated due to lower throughput rates of crushed ore. The previous internal forecast for gold production at the Goose Mine was approximately 29,000 ounces in the second quarter of 2026. The Company now forecasts gold production for the second quarter of 2026 of between 18,000 to 20,000 ounces, a reduction of approximately 10,000 ounces. Over the medium-term, B2Gold still expects gold production to average 300,000 ounces per year at the Goose Mine. The Company reiterates its full year gold production guidance for the Goose Mine of 170,000 to 230,000 ounces in 2026. The Company estimates that the impact of lower availability of crushed ore as a result of the fire will be limited to the second quarter of 2026, and that availability of crushed ore in the second half of 2026 will not change from previous estimates. Upon completion of the first and second phase of the crusher upgrades noted above, the Company expects crushing capacity will be increased to an average of 4,000 tonnes per day by the end of the first half of 2027. Cash operating costs and all-in sustaining costs are forecast to drop significantly once the operation is ramped up to full production capacity.

Goose Mine Opportunities

On April 20, 2026, the Company announced that B2Gold and Agnico Eagle Mines Limited have agreed to enter into a collaboration agreement related to their respective gold mining operations located in Nunavut, Canada. The Nunavut Collaboration Agreement is expected to establish a framework for the two companies to share operational knowledge and best practices across key areas, including mining and processing operations in arctic environments, logistics and procurement, operational planning, exploration planning, human resources, health and safety and environmental management. The Nunavut Collaboration Agreement is intended to enhance operational effectiveness while supporting responsible mining in Nunavut, reflecting both companies’ shared commitment to continuous improvement, sustainability and constructive engagement and partnership with local communities and stakeholders.

Significant exploration potential remains across the Back River Gold District, with a total of $46 million budgeted for exploration in 2026. The Company's exploration programs have historically been successful in upgrading Inferred Mineral Resources to Indicated Mineral Resources, and the Company is optimistic that it can successfully upgrade a significant portion of the Inferred Mineral Resources in 2026.

In addition, work continues on the optimization study for the Goose Mine as previously announced in March 2025, including the potential installation of a SAG mill to be paired in conjunction with the existing 4,000 tonnes per day ball mill, which could expand mill throughput capacity up to 6,000 tonnes per day. These studies are expected also expected to reflect two additional value drivers for the Goose Mine related to the potential reduction in carbon taxes paid over the life of the mine, and a reduction in the annual amount of fuel consumed as a result of equipment optimizations.

Once these studies are finalised the Company will assess the economics of each option and pursue the desired choice. This assessment is expected to include consideration of whether the Company should postpone any expenditures to increase Goose Mine milling capacity in favour of potential future capital development at the George Project and other Back River Gold District regional targets.

In connection with these studies, B2Gold will also be reviewing any regulatory requirements and engaging with the KIA and local communities to ensure any proposed optimization of the Goose Mine provides benefits to all stakeholders.

Masbate Mine – Philippines

	Three months ended
	March 31,
	2026	2025

Gold revenue ($ in thousands)	229,326	129,393
Gold sold (ounces)	46,926	44,450
Average realized gold price ($/ ounce)	4,887	2,911
Tonnes of ore milled	2,289,948	2,278,032
Grade (grams/ tonne)	0.95	0.83
Recovery (%)	75.6	75.9
Gold production (ounces)	52,908	46,369
Production costs ($ in thousands)	29,115	38,016
Cash operating costs(1) ($/ gold ounce sold)	620	855
Cash operating costs(1) ($/ gold ounce produced)	656	833
Total cash costs(1) ($/ gold ounce sold)	881	1,021
All-in sustaining costs(1) ($/ gold ounce sold)	1,254	1,206
Capital expenditures ($ in thousands)	15,919	7,733
Exploration ($ in thousands)	408	420
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong performance with the first quarter of 2026 gold production of 52,908 ounces, above budget by 15% (6,820 ounces) and 14% (6,539 ounces) higher than the first quarter of 2025. Gold production in the first quarter of 2026 was higher than both budget and the first quarter of 2025 primarily as a result of higher grade due to favourable grade variance in ore mined from the Main Vein and Blue Quartz pits. For the first quarter of 2026, mill feed grade was 0.95 g/t compared to budget of 0.85 g/t and 0.83 g/t in the first quarter of 2025; mill throughput was 2.29 million tonnes compared to budget of 2.11 million tonnes and 2.28 million tonnes in the first quarter of 2025; and gold recovery averaged 75.6% compared to budget of 79.7% and 75.9% in the first quarter of 2025.

The Masbate Mine's cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2026 were $656 per ounce produced ($620 per gold ounce sold) compared to a budget of $948 per ounce produced and $833 per ounce produced for the first quarter of 2025. Cash operating costs per ounce produced for the first quarter of 2026 were $292 (31%) per ounce produced lower than budget as a result of higher than budgeted gold production as well as lower operating costs due primarily to lower than budgeted mining costs and processing costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2026 were $1,254 per gold ounce sold compared to a budget of $1,540 per gold ounce sold and $1,206 per gold ounce sold in the first quarter of 2025. All-in sustaining costs for the first quarter of 2026 were $286 (19%) per gold ounce sold lower than budget as a result of lower than budgeted production costs per gold ounce sold.

Capital expenditures in the first quarter of 2026 totalled $16 million, primarily consisting of $9 million in mobile equipment purchases and rebuilds, $2 million for the solar plant, and $2 million for tailings storage facility construction projects.

The Masbate Mine in the Philippines is expected to produce between 170,000 and 190,000 ounces of gold in 2026 at cash operating costs of between $900 and $1,000 per ounce produced and all-in sustaining costs of between $1,430 and $1,580 per ounce sold. Gold production at Masbate is expected to be relatively consistent throughout 2026. All-in sustaining cost guidance for the Masbate Mine is based on an assumed realised gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $45 million or approximately $240 per ounce sold.

Otjikoto Mine - Namibia

	Three months ended
	March 31,
	2026	2025

Gold revenue ($ in thousands)	155,102	148,047
Gold sold (ounces)	32,619	51,740
Average realized gold price ($/ ounce)	4,755	2,861
Tonnes of ore milled	736,566	843,057
Grade (grams/ tonne)	1.06	1.96
Recovery (%)	98.1	98.8
Gold production (ounces)	24,529	52,578
Production costs ($ in thousands)	29,442	34,953
Cash operating costs(1) ($/ gold ounce sold)	903	676
Cash operating costs(1) ($/ gold ounce produced)	896	594
Total cash costs(1) ($/ gold ounce sold)	1,094	790
All-in sustaining costs(1) ($/ gold ounce sold)	1,327	916
Capital expenditures ($ in thousands)	7,213	3,607
Exploration ($ in thousands)	1,295	1,831
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, produced 24,529 ounces of gold in the first quarter of 2026, above budget by 10% (2,279 ounces) but 53% (28,049 ounces) lower compared to the first quarter of 2025. The higher than budget production in the first quarter of 2026 was primarily due to higher than budgeted average ore grade partially offset by slightly lower than budgeted throughput due to some mill repairs in the period. Production for the first quarter of 2026 was lower than the first quarter of 2025 due to lower grades as a result of the completion of open pit mining in the fourth quarter of 2025. For the first quarter of 2026, mill feed grade was 1.06 g/t compared to budget of 0.85 g/t and 1.96 g/t in the first quarter of 2025; mill throughput was 0.74 million tonnes compared to budget of 0.84 million tonnes and 0.84 million tonnes in the first quarter of 2025; and gold recovery averaged 98.1% compared to budget of 97.4% and 98.8% in the first quarter of 2025.

Cash operating costs (refer to “Non-IFRS Measures”) for the first quarter of 2026 were $896 per gold ounce produced ($903 per ounce gold sold), compared to a budget of $1,153 per ounce produced and $594 per ounce produced for the first quarter of 2025. Cash operating costs per ounce produced for the first quarter of 2026 were $257 (22%) per ounce produced lower than budget as a result of higher than budgeted gold production and lower than budgeted underground mining costs. Compared to the first quarter of 2025, cash operating costs per ounce produced for the first quarter of 2026 were $302 (51%) higher due primarily to the lower production in the first quarter of 2026.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the first quarter of 2026 were $1,327 per gold ounce sold, $449 (25%) per gold ounce sold lower than budget as a result of lower than budgeted cash costs per ounce sold and lower than budgeted sustaining capital expenditures. The lower than budgeted sustaining capital expenditures for the first quarter of 2026 were mainly a result of timing of expenditures and are expected to be incurred later in 2026.

Capital expenditures for the first quarter of 2026 totalled $7 million, consisting mainly of $4 million for Antelope development and $3 million for Wolfshag underground development.

The Otjikoto Mine in Namibia is expected to produce between 70,000 and 90,000 ounces of gold in 2026 at cash operating costs of between $1,200 and $1,300 per ounce produced and all-in sustaining costs of between $1,830 and $1,980 per ounce sold. All-in sustaining cost guidance for the Otjikoto Mine is based on an assumed realised gold price of $5,000 per ounce for 2026, resulting in total budgeted royalties and production taxes of approximately $17 million or approximately $200 per ounce sold.

Gramalote Project - Colombia

The Gramalote Project is located in central Colombia, approximately 230 kilometre northwest of Bogota and 100 kilometre northeast of Medellin, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region. Following consolidation of the ownership in 2023, B2Gold completed a detailed review of the Gramalote Project, including the higher-grade core of the resource, facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a medium-scale project.

On July 14, 2025, the Company announced the results of a 2025 Gramalote Feasibility study which demonstrated that the Gramalote Project has a meaningful production profile, favorable metallurgical characteristics and positive project economics. The study assumes a mill with an annual processing rate of 6.0 million tonnes per annum, an initial open pit mine life of 11 years, and a processing life of 13 years. The study shows average annual grade processed over the first five years of 1.23 g/t, with a life of mine grade of 0.96 g/t and average annual gold production over the first five years of 227,000 ounces of gold per year, with life of mine average annual gold production of 177,000 ounces per year. Financial results include all-in sustaining costs of $985 per ounce over the life of the project, with an after-tax net present value of $941 million and an internal rate of return of 22.4% assuming a $2,500 per ounce gold price. A long-term gold price assumption of $3,300 per ounce results in an after-tax net present value of $1,716 million and an internal rate of return of 33.5%.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Work Plan and Modified Environment Impact Study are required. The Modified Work Plan was submitted in December 2025 and the Modified Environmental Impact Study was submitted in March 2026, with completion of the modification process expected to take approximately twelve months. In conjunction with these permit modifications, resettlement construction is under way and the Company expects to complete a significant portion of its resettlement objectives by the end of 2026, in accordance with its existing resettlement plan. Assessment and optimization of the Gramalote Project remains ongoing.

The Gramalote Project has a budget of $61 million for 2026, to continue to de-risk the project, including $35 million to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.
LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At March 31, 2026, the Company had cash and cash equivalents of $479 million (December 31, 2025 - $380 million) and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $171 million (December 31, 2025 - $68 million). During the first quarter of 2025, the Company repaid a net $75 million on the Company's $800 million RCF, leaving $725 million remaining available for future draw downs. Subsequent to March 31, 2026, on April 24, 2026, the Company repaid the full outstanding $75 million balance on the RCF.

In January 2024, B2Gold entered into a series Gold Prepay contracts with a number of its existing lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces. Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay contracts can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Gold Prepay contracts were executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada. As at March 31, 2026, the Company had 66,192 ounces remaining to be delivered into the Gold Prepay contracts, all of which will be delivered in the second quarter of 2026.

The Company has a RCF with a syndicate of international banks for an aggregate amount of $800 million, plus a $200 million accordion feature. Draw downs on the RCF can be in either United States or Canadian dollars. The RCF bears interest on a sliding scale based on the Secured Overnight Financing Rate (“SOFR”) or the Canadian Overnight Repo Rate Average ("CORRA") plus term credit spread adjustment in addition to a sliding scale premium between 1.88% to 2.50% based on the Company's net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis between 0.42% and 0.563% based on the Company's net leverage ratio. The term of the RCF is four years, maturing on December 17, 2028. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at March 31, 2026, the Company was in compliance with these debt covenants.

On January 28, 2025, the Company issued convertible senior unsecured notes (the "Notes") with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025. The Notes mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events, including redemption of the Notes by the Company. B2Gold has the right to redeem the Notes in certain circumstances and holders have the right to require B2Gold to repurchase their Notes upon the occurrence of certain events. The Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

The Company has a gold stream arrangement with Wheaton Precious Metals Corp. with a deposit amount of $84 million. The delivery obligation is as follows:

•2.7805% of gold production up to delivery of 87,100 oz;
•1.4405% of gold production up to an aggregate of 134,000 oz; and
•1.005% of gold production thereafter.

The Company has guaranteed any remaining portion of the gold stream deposit amount not satisfied by delivery of ounces.

For the first quarter of 2026, capital expenditures totalled $178 million. The most significant capital expenditures were Fekola Mine expenditures of $47 million, Goose Mine expenditures of $71 million, Masbate Mine expenditures of $16 million, Otjikoto Mine expenditures of $7 million, Gramalote Project expenditures of $9 million, and Fekola Regional expenditures of $16 million. Other exploration costs for the first quarter of 2026 totalled $12 million.

As at March 31, 2026, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $32 million for mobile purchases and rebuilds, and $3 million for other capital expenditures, all of which expected to be incurred in 2026.
•For payments at the Goose Mine of $17 million related to mobile equipment purchases, $10 million related to site infrastructure and civil projects, and $6 million for other capital expenditures, all of which expected to be incurred in 2026.
•For payments at the Masbate Mine of $2 million related to solar plant construction, all of which is expected to be incurred in 2026.
•For payments of $19 million at the Gramalote Project for resettlement programs of which $17 million is expected to be incurred in 2026 and $2 million is expect to be incurred in 2027.

Derivative financial instruments

Gold collars

During the year ended December 31, 2024, as a requirement of the RCF, the Company entered into a series of 1:1 zero-cost put/call collar contracts for gold with settlement between February 2025 and January 2027. These derivative instruments were not designated as hedges by the Company and were recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s gold derivative contracts outstanding as at March 31, 2026:

	2026	2027	Total

Ounces	149,732	16,637	166,369
Average floor price	$2,450	$2,450	$2,450
Average ceiling price	$3,294	$3,294	$3,294

The unrealized fair value of these contracts at March 31, 2026 was $(242) million.

Forward contracts - fuel oil, gas oil, diesel

The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. The Company's fuel derivative instruments were not designated as hedges and are being recorded at FVTPL.
The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at March 31, 2026:

	2026	2027	Total
Forward – fuel oil:
Litres (thousands)	25,598	14,483	40,081
Average strike price	$0.40	$0.37	$0.39

Forward – gas oil:
Litres (thousands)	33,670	21,003	54,673
Average strike price	$0.52	$0.52	$0.52
The unrealized fair value of these contracts at March 31, 2026 was $20 million.

Operating activities

Cash flow provided by operating activities was $539 million in the first quarter of 2026 compared to $179 million in the first quarter of 2025, an increase of $361 million due mainly to higher gold revenues in the first quarter of 2026 partially offset by higher total production costs as a result of higher gold ounces sold in the first quarter of 2026. Cash income and withholding tax payments in the first quarter of 2026 totalled $31 million (first quarter of 2025 - $55 million). Cash income and withholding tax payments are expected to increase significantly in the second quarter of 2026 when final 2025 tax obligations are settled for the Masbate Mine and the Fekola Mine (including the State of Mali 20% priority dividend). Assuming an average gold price of $5,000 per ounce for 2026, total cash payments for current income tax, withholding and other taxes in 2026 are expected to be approximately $690 million, including estimated withholding taxes of $115 million on repatriation of funds through dividends from operating sites.

Financing activities

During the first quarter of 2026, the Company repaid net $75 million on the RCF, bought back $80 million of shares under the normal course issuer bid, made dividend payments of $26 million, made principal payments on lease arrangements of $7 million, distributed $12 million to non-controlling interests, made interest and commitment fee payments of $9 million, and made equipment loan facility repayments of $2 million.

During the first quarter of 2026, the Board declared a quarterly cash dividend of $0.02 per common share each (or an expected $0.08 per share on an annualized basis). Returning capital to shareholders remains a foundational element of the Company's capital allocation philosophy. The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the revised intended rate or at all in the future.

The Company has a dividend reinvestment plan ("DRIP"). The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into Reinvestment Shares on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company’s Board of Directors. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares issued from a Treasury Purchase at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5%. For the dividends declared to date in 2026, no discount was offered.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

On April 1, 2026, the Company announced that the Toronto Stock Exchange accepted the notice of the Company’s intention to renew its normal course issuer bid, which became effective on April 3, 2026 and will expire no later than April 2, 2027. The normal course issuer bid allows the Company to purchase up to 10% of its issued and outstanding common shares during the period. During the first quarter of 2026, the Company bought back 16 million shares for $80 million under the normal course issuer bid. Subsequent to March 31, 2026, the Company repurchased and cancelled an additional 4 million common shares for $18 million.

Investing activities

For the first quarter of 2026, the Company’s cash used in investing activities was a net outflow of $176 million. For the first quarter of 2026, capital expenditures totalled $178 million. The most significant capital expenditures were Fekola Mine expenditures of $47 million, Goose Mine expenditures of $71 million, Masbate Mine expenditures of $16 million, Otjikoto Mine expenditures of $7 million, Gramalote Project expenditures of $9 million and Fekola Regional expenditures of $16 million. Other exploration costs for the first quarter of 2026 totalled $12 million.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended March 31, 2026	For the three months ended March 31, 2025
	$	$
	(000’s)	(000’s)

Goose Mine, exploration	6,418	2,688
Masbate Mine, exploration	408	420
Otjikoto Mine, exploration	1,295	1,831
Back River Regional, exploration	1,907	—
Finland Properties, exploration	1,089	478
Other	573	179

	11,690	5,596

The Company is planning another year of extensive exploration in 2026 with a budget of approximately $73 million. A significant focus will be on exploration at the Back River Gold District, with the continued goal of enhancing and growing the significant resource base at the Goose Mine and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine will be focused on enhancing and increasing the resources at the Antelope deposit. In Mali, an ongoing focus will be on discovery of additional high-grade, sulphide mineralization across the Fekola Complex. In the Philippines, the exploration program at Masbate will continue to focus on new targets located south of the Masbate Mine infrastructure as well as commencing exploration on the newly permitted Uson Project. Early-stage exploration programs continue in the Philippines and Kazakhstan in 2026. Finally, the search for new joint ventures and strategic investment opportunities will continue, building on existing equity investments in Snowline Gold Corp., AuMEGA Metals Ltd., and Prospector Metals Corp.

Canada Exploration

On March 25, 2026, the Company announced positive exploration drilling results from the 2025 Back River Gold District exploration program.

A total of $46 million is budgeted for exploration at the Back River Gold District in 2026, of which $24 million is planned for the Goose Mine, and a significantly increased budget of $22 million is earmarked for Back River Gold District regional exploration.

At the Goose Mine, a total of 17,200 metres ("m") of drilling will target extensions of the Llama deposit, one of the largest and highest-grade resources in the Back River Gold District, as well as prioritizing selective infill drilling and extension of high-grade Inferred Resources in the Nuvuyak target. During the first quarter of 2026, the Company completed 6,980 m of drilling.

In addition to drilling at Goose Mine, a total of 12,800 m of drilling have been budgeted for regional exploration in 2026, including up to 6,400 m of infill drilling on the Locale 1 deposit, one of several deposits comprising the greater than 1.2 million ounces of Inferred Resource in the George Project. Later this year, up to 1,500 m of drilling at the Boot Property will follow-up promising intersections from the 2025 regional campaign, and the inaugural exploration of the newly acquired Ailiruk Property will commence, with mapping, prospecting and till sampling.

Mali Exploration

A total of $5 million is budgeted for exploration in Mali in 2026 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. A total of 8,200 m of diamond and reverse circulation drilling is budgeted for Mali in 2026.

Philippine Exploration

The total budget for the Philippines in 2026 is $6 million, of which the Masbate exploration budget is $3 million, including approximately 3,400 m of drilling. The 2026 exploration program will continue to focus on exploration of new regional targets located south of the main mine infrastructure at the Masbate Mine. Drilling work planned for the first quarter of 2026 has been delayed until later in the year due to delayed access to the Bart-Ag target area. This work at Bart-Ag has now started and is expected to be completed during the second quarter of 2026.

An additional $3 million will be allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. A total of 2,400 m is allocated to testing new projects.

Namibia Exploration

A total of $6 million is budgeted for exploration at Otjikoto in 2026. The focus of the exploration program will be drilling to expand and refine the Antelope deposit, located approximately 3 kilometres south of Phase 5 of the Otjikoto open pit, with an initial total of approximately 15,000 m of drilling planned. High productivity from the Otjikoto drilling team has resulted in approximately 4,600 m of drilling being completed in the first quarter of 2026, exceeding the 3,600 m budgeted for the period.

2025 Guidance for Greenfield Exploration

B2Gold has allocated approximately $7 million to other grassroots exploration projects in 2026. This includes $3 million (7,200 m) in Kazakhstan. The Company has allocated approximately $2 million for the generation and evaluation of new greenfield targets.
CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its Notes to the annual consolidated financial statements for the year ended December 31, 2025. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves and mineral resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalty obligations.

Assessment of impairment and reversal of impairment indicators for long-lived assets

The Company applies significant judgement in assessing whether there are indicators of impairment, or the reversal of previously recorded impairment, present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by the Company in determining whether there are any indicators of impairment or reversal of impairment.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation, the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables at March 31, 2026 included amounts for the Fekola Mine of $257 million (December 31, 2025 - $244 million), for the Masbate Mine of $11 million (December 31, 2025 – $11 million), and for the Gramalote Project of $23 million (December 31, 2025 - $22 million).

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR+ at www.sedarplus.ca, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR+ and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be negatively impacted and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended March 31, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	111,003	64,278	29,115	29,442	233,838
Royalties and production taxes	131,185	4,149	12,243	6,236	153,813

Total cash costs	242,188	68,427	41,358	35,678	387,651

Gold sold (ounces)	152,356	44,445	46,926	32,619	276,346

Cash operating costs per ounce ($/ gold ounce sold)	729	1,446	620	903	846

Total cash costs per ounce ($/ gold ounce sold)	1,590	1,540	881	1,094	1,403

	For the three months ended March 31, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	89,025	—	38,016	34,953	161,994
Royalties and production taxes	29,494	—	7,378	5,934	42,806

Total cash costs	118,519	—	45,394	40,887	204,800

Gold sold (ounces)	87,808	—	44,450	51,740	183,998

Cash operating costs per ounce ($/ gold ounce sold)	1,014	—	855	676	880

Total cash costs per ounce ($/ gold ounce sold)	1,350	—	1,021	790	1,113
Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. Cash operating costs per gold ounce produced do not include pre-commercial production from the Goose Mine. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended March 31, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	111,003	64,278	29,115	29,442	233,838
Inventory sales adjustment	520	6,592	5,575	(7,464)	5,223

Cash operating costs	111,523	70,870	34,690	21,978	239,061

Gold produced (ounces)	117,450	42,876	52,908	24,529	237,763

Cash operating costs per ounce ($/ gold ounce produced)	950	1,653	656	896	1,005

	For the three months ended March 31, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	89,025	—	38,016	34,953	161,994
Inventory sales adjustment	1,536	—	628	(3,746)	(1,582)

Cash operating costs	90,561	—	38,644	31,207	160,412

Gold produced (ounces)	93,805	—	46,369	52,578	192,752

Cash operating costs per ounce ($/ gold ounce produced)	965	—	833	594	832
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of post-commercial production cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units/restricted phantom units ("RSUs/DSUs/PSUs/RPUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total post-commercial production gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended March 31, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	111,003	64,278	29,115	29,442	—	233,838
Royalties and production taxes	131,185	4,149	12,243	6,236	—	153,813
Corporate administration	4,308	491	609	1,283	10,037	16,728
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	—	7,512	7,512
Community relations	486	343	160	292	—	1,281
Reclamation liability accretion	653	361	332	331	—	1,677
Realized losses on derivative contracts	367	—	224	(2)	—	589
Sustaining lease expenditures	2,744	1,096	318	2,181	448	6,787
Sustaining capital expenditures(2)	47,085	47,559	15,807	3,270	—	113,721
Sustaining mine exploration(2)	—	6,418	39	241	—	6,698

Total all-in sustaining costs from commercial production	297,831	124,695	58,847	43,274	17,997	542,644

Gold Sold (ounces)	152,356	44,445	46,926	32,619	—	276,346

All-in sustaining cost per ounce ($/ gold ounce sold)	1,955	2,806	1,254	1,327	—	1,964
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended March 31, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	47,085	70,675	15,919	7,213	140,892
Site infrastructure construction	—	(23,116)	—	—	(23,116)
Antelope development costs	—	—	—	(3,943)	(3,943)
Other	—	—	(112)	—	(112)

Sustaining capital expenditures	47,085	47,559	15,807	3,270	113,721

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended March 31, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	6,418	408	1,295	8,121
Non-sustaining exploration	—	—	(369)	(1,054)	(1,423)

Sustaining mine exploration	—	6,418	39	241	6,698

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	89,025	—	38,016	34,953	—	161,994
Royalties and production taxes	29,494	—	7,378	5,934	—	42,806
Corporate administration	2,937	—	527	1,349	6,989	11,802
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	15	—	—	—	3,538	3,553
Community relations	482	—	102	415	—	999
Reclamation liability accretion	615	—	345	263	—	1,223
Realized losses on derivative contracts	113	—	39	23	—	175
Sustaining lease expenditures	919	—	316	340	427	2,002
Sustaining capital expenditures(2)	46,526	—	6,862	3,607	—	56,995
Sustaining mine exploration(2)	—	—	16	493	—	509

Total all-in sustaining costs	170,126	—	53,601	47,377	10,954	282,058

Gold sold (ounces)	87,808	—	44,450	51,740	—	183,998

All-in sustaining cost per ounce ($/ gold ounce sold)	1,937	—	1,206	916	—	1,533
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	64,003	—	7,733	3,607	75,343
Fekola underground	(17,477)	—	—	—	(17,477)
Other	—	—	(871)	—	(871)

Sustaining capital expenditures	46,526	—	6,862	3,607	56,995

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended March 31, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	—	420	1,831	2,251
Regional exploration	—	—	(404)	(1,338)	(1,742)

Sustaining mine exploration	—	—	16	493	509
Adjusted net income and adjusted earnings per share - basic
"Adjusted net income" and "adjusted earnings per share – basic" are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below (dollars in thousands):

	Three months ended
	March 31,
	2026	2025
	$	$

Net income attributable to shareholders of the Company for the period:	199,937	57,587

Adjustments for non-recurring and significant recurring non-cash items:
Gain on dilution of associate	(24,003)	—
Unrealized (gains) losses on derivative instruments	(16,540)	50,875
Change in fair value of gold stream	18,806	30,552
Realized gain on total return swap	—	(7,731)
Write-down of mining interests	—	5,118
Deferred income tax expense (recovery)	81,677	(14,551)

Adjusted net income attributable to shareholders of the Company for the period	259,877	121,850

Basic weighted average number of common shares outstanding (in thousands)	1,340,776	1,318,390

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.19	0.09
Free cash flow
"Free cash flow" is a non-IFRS that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines as net cash flow provided by operating activities less capital expenditures.

Management believes that the presentation of free cash flow is appropriate to provide additional information to investors on the Company's ability to operate without reliance on additional borrowing. Management further believes that its presentation of this non-IFRS financial measures provides information that is useful to investors because it is an important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

A reconciliation of net cash provided by operating activities to free cash flow as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below (dollars in thousands):

	Three months ended
	March 31,
	2026	2025
	$	$

Cash provided by operating activities	539,481	178,788

Capital expenditures
Fekola Mine	(47,085)	(64,003)
Goose Mine	(70,675)	(94,812)
Masbate Mine	(15,919)	(7,733)
Otjikoto Mine	(7,213)	(3,607)
Fekola Regional Property	(15,922)	(3,169)
Gramalote Project	(9,177)	(6,793)
Other exploration	(11,690)	(5,596)

Total capital expenditures	(177,681)	(185,713)

Free cash flow	361,800	(6,925)

SUMMARY OF QUARTERLY RESULTS

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2026	2025	2025	2025	2025	2024	2024	2024
Gold revenue ($ in thousands)	1,158,655	1,053,977	782,948	692,206	532,107	499,788	448,229	492,569
Net income (loss) for the period ($ in thousands)	205,550	180,259	23,123	160,753	62,564	(9,325)	(631,032)	(34,777)
Earnings (loss) per share (1) – basic ($)	0.15	0.13	0.01	0.12	0.04	(0.01)	(0.48)	(0.02)
Earnings (loss) per share (1) – diluted ($)	0.14	0.11	0.01	0.10	0.04	(0.01)	(0.48)	(0.02)
Cash flows provided (used) by operating activities ($ in thousands)	539,481	286,364	175,140	255,544	178,788	120,544	(16,099)	62,432
Gold sold including pre-commercial production from the Goose Mine (ounces)	276,346	283,490	249,925	210,384	183,998	187,793	180,525	210,228
Average realized gold price ($/ ounce)	4,193	3,718	3,133	3,290	2,892	2,661	2,483	2,343
Gold produced (ounces)	237,763	303,029	240,507	228,762	192,752	186,001	180,553	204,241
Gold produced, total including Goose pre-commercial production and Calibre equity investment (ounces)	237,763	303,029	254,369	229,454	192,752	186,001	180,553	212,508
Production costs ($ in thousands)	233,838	227,935	195,154	160,363	161,994	181,376	192,408	151,299
(1) Attributable to the shareholders of the Company.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price, while cash flows from operating activities are also impacted by production costs of each quarter and changes in working capital. Quarterly gold revenue and production costs for the second, third and fourth quarter of 2025 and the first quarter of 2026 include the results of the Goose Mine, including any sales of pre-commercial production. Net income throughout the eight quarters is a function of quarterly revenues, cash operating costs, related taxes and asset impairment charges, where applicable. The net loss in the second quarter of 2024 reflects an impairment of $194 million related to the Fekola Complex, net of deferred income tax, partially offset by a gain on sale of mining interests of $49 million and a gain on sale of shares in associate of $17 million. The net loss in the third quarter of 2024 reflects an impairment of $661 million related to the Goose Mine and settlement expenses arising from the MOU Agreement signed with the State of Mali in September 2024 of $84 million partially offset by a gain on sale of mining interests of $8 million. Cash flows used in operating activities in the third quarter of 2024 reflect the build-up of long-term supplies inventory of $98 million for the Goose Mine. The net loss in the fourth quarter of 2024 reflects the retroactive application of the additional 10% priority dividend at the Fekola Mine resulting in an additional current income tax expense of $13 million.
SUMMARY AND OUTLOOK
The Company is pleased with its very positive first quarter of 2026 operating and financial results. Consolidated production of 237,763 ounces of gold exceeded budget by 7% with the Fekola, Goose, Masbate and Otjikoto Mines all surpassing budget. The higher than budgeted production helped drive significantly lower than budgeted consolidated cash operating and all in sustaining cost performance. Consolidated gold production for 2026 is expected to be between 820,000 and 970,000 ounces.

The execution of the Company’s operating plan for 2026 includes completing phase one of the planned Goose Mine crusher upgrades as well as commencement of mining at Fekola Regional upon receipt of an exploitation permit. In tandem with delivery of these planned objectives, the Company expects 2026 to be a significant year for free cashflow growth, including $362 million of free cashflow generated in the first quarter of 2026. On April 23, 2026, the Company completed the sale of its 70% interest in Fingold Ventures Ltd., which holds several claims in Northern Finland, in exchange for $325 million in cash, further strengthening the Company's financial position. The Company is well placed to complete its budgeted capital and exploration activities for 2026, manage its financial commitments and continue to return capital to its shareholders. In addition to paying a dividend at a yield consistent with its peer group, the Company has continued to repurchase shares under its NCIB program. The Company has already repurchased 20 million shares to date in 2026 for a total of $98 million and expects to repurchase further amounts as the year progresses.

The Company's operations continue to maintain normal levels of fuel supplies despite global challenges. Fuel supply at the Fekola Complex in Mali has been uninterrupted and remains at normal levels. The Company is in the process of expanding the Fekola Mine's diesel storage capabilities by approximately 20%. The fuel supply at the Goose Mine in Nunavut for 2026 was purchased during the third quarter of 2025 and delivery down the winter ice road was completed in April 2026. For the Masbate Mine in the Philippines, the Company has been able secure a guaranteed supply contract for the next three months. The Otjikoto Mine in Namibia draws power from the national grid and has significantly decreased its diesel consumption with the move to underground mining in the fourth quarter of 2025. The Company's solar projects at the Fekola, Masbate and Otjikoto mine's provide these operations with a source of power that is not impacted by changes in fuel prices. The Company has approximately 36% of its remaining 2026 fuel needs hedged at or below budget prices.

On April 20, 2026, the Company also announced that B2Gold and Agnico Eagle Mines Limited have agreed to enter into a collaboration agreement related to their respective gold mining operations located in Nunavut, Canada. The Nunavut Collaboration Agreement is expected to establish a framework for the two companies to share operational knowledge and best practices across key areas, including mining and processing operations in arctic environments, logistics and procurement, operational planning, exploration planning, human resources, health and safety and environmental management. The Nunavut Collaboration Agreement is intended to enhance operational effectiveness while supporting responsible mining in Nunavut, reflecting both companies’ shared commitment to continuous improvement, sustainability and constructive engagement and partnership with local communities and stakeholders.

We continue to assess development opportunities and projects which we can put our proven internal mine construction team to work on. Development opportunities being assessed include our wholly owned Gramalote Project in Colombia. Due to the desired modifications to the processing plant and infrastructure locations, a Modified Work Plan and Modified Environment Impact Study are required. The Modified Work Plan was submitted in January 2026 and the Modified Environmental Impact Study was submitted in March 2026. Completion of the process is expected to take approximately twelve months. In conjunction with these permit modifications, the Company also intends to complete a significant portion of its resettlement objectives by the end of 2026, in accordance with its existing resettlement plan. Assessment of the Gramalote Project remains ongoing. If B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

Exploration also remains a key focus as B2Gold seeks to both expand its reserve and resource base at its existing operations as well as seeking out greenfield opportunities, including strategic investments in prospective junior exploration companies.

The Company's ongoing strategy is to continue to maximize responsible profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company's existing development projects, continue exploration programs across the Company's robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.
OUTSTANDING SHARE DATA
As at May 6, 2026, 1,332,417,631 common shares were outstanding. The Notes, if converted, would result in the issuance of approximately 145 million shares. In addition, the Company had approximately 24 million stock options, approximately 5 million RSUs and approximately 6 million PSUs outstanding at May 6, 2026. The number of shares issued upon the vesting of PSUs could vary from 0% to 200% of the number of PSUs depending on the achievement of certain performance criteria, all other stock-based compensation converts at a 1:1 ratio.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates.

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2026; projected gold production, cash operating costs and all-in sustaining costs (on a consolidated and mine by mine basis in 2026 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Mine; total consolidated gold production of between 820,000 and 970,000 ounces in 2026, with cash operating costs of between $1,155 and $1,280 per ounce and all-in sustaining costs of between $2,400 and $2,580 per ounce; B2Gold's continued prioritization of operating the Goose Mine in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Mine annual gold production exceeding 300,000 ounces per year over the medium-term; the timeline and cost for repairs of the Goose crushing circuit damaged by the fire and the interim ability to utilize mobile crushers to maintain the planned production profile; the first phase of the crushing circuit upgrades bring completed by the third quarter of 2026 and the costs associated therewith; the second phase of the crushing circuit upgrades bring completed in the first half of 2027 and the costs associated therewith; upon completion of the first and second phase of the crusher circuit upgrades noted the potential for crushing capacity to be increased to an average of 4,000 tonnes per day by the end of the first half of 2027; trucking of selective higher-grade saprolite material from the Anaconda Area to the Fekola mill generating approximately 60,000 to 80,000 ounces of gold in 2026; the potential to meet the Fekola Complex production guidance range for 2026 provided an exploitation permit for Fekola Regional is received by the end of June 2026; the potential for the Antelope deposit to be developed as an underground operation and contribute up to 65,000 per year during the low-grade stockpile processing in 2029 through 2032 and the Otjikoto Mine producing an average of approximately 110,000 ounces per year during that period; the timing and results of the optimization studies on the Goose Mine; the potential to develop the Gramalote Project as an open pit gold mine; planned 2026 exploration budgets for Canada, Mali, Namibia, the Philippines, Kazakhstan and other grassroots projects; the plan for Mike Cinnamond to succeed Clive Johnson as President and CEO of B2Gold on June 4, 2026; the entering into of a collaboration agreement with Agnico Eagle and the contents thereof; the ability to deliver 22,064 ounces per month for the 12-month period from July 2025 to June 2026 to satisfy delivery of the total Gold Prepay obligation of 264,768 ounces in full; and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of mineral reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The projected range of all-in sustaining costs includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES
The disclosure in this MD&A was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, B2Gold is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained in this MD&A may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.
QUALIFIED PERSONS
William Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.